600 Peachtree Street, Suite 810 Atlanta, GA 30308	Nick Bhargava nick@groundfloor.us (404) 850-9225

June 8, 2023

Via Edgar Correspondence

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Ms. Pearlyne Paulemon and Ms. Pam Howell

Office of Real Estate and Commodities

Re:	Groundfloor Yield LLC
Post-Qualification Amendment Offering Statement on Form 1-A
Filed June 8, 2023
File No. 024-11411

Dear Ms. Paulemon and Ms. Howell:

Pursuant to Rule 252(e) of the Securities Act of 1933, as amended, Groundfloor Yield LLC (the “Company”), hereby requests acceleration of the qualification date of the above-referenced offering statement to 4:00 p.m., Eastern Time, on June 14, 2023, or as soon thereafter as is practicable.

The Company also wishes to advise the Staff that it acknowledges the following:

•	Should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Nick Bhargava

Nick Bhargava
Executive Vice President, Secretary, and Acting Chief Financial Officer of Groundfloor Finance, Inc., the manager of Groundfloor Yield LLC

cc:	Brian Dally, Chief Executive Officer of Groundfloor Finance, Inc.
Brian S. Korn, Manatt, Phelps & Phillips, LLP, Counsel for Groundfloor Finance, Inc.